VOTE BY INTERNET – www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off-date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

CAPITAL PRODUCT PARTNERS L.P. C/O CAPITAL SHIP MANAGEMENT CORP. 3, IASSONOS ST. 18537 PIRAEUS, GREECE
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via
e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE – 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS IN BLUE OR BLACK INK AS FOLLOWS:
M48152-P28755                KEEP THIS PORTION FOR YOUR RECORDS
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THIS PROXY IS VALID ONLY WHEN SIGNED AND DATED.                              DETACH AND RETURN THIS PORTION ONLY

CAPITAL PRODUCT PARTNERS L.P.	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
1. Election of two Class II Directors until the 2015 Annual Meeting	☐	☐	☐	___________________________________________
Nominees:
01) Abel Rasterhoff
02) Dimitris P. Christacopoulos

For address, changes and/or comments, please check this box and write them on the back where indicated.	☐

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Signature [PLEASE SIGN WITHIN BOX] Date				Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com

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CAPITAL PRODUCT PARTNERS LP. 2012 Annual General Meeting of Limited Partners July 23, 2012 11:30 AM This proxy is solicited by the Board of Directors
The undersigned being a limited partner of Capital Product Partners L.P. (the “Company”) HEREBY APPOINTS the Secretary of the Board of Directors, Mr. Evangelos G. Bairactaris, or if Mr. Bairactaris is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Units of the Company that the undersigned would be entitled to vote if personally present at the 2012 Annual General Meeting of Limited Partners of the Company, to be held at 3, Iassonos Street, 18537 Piraeus, Greece on July 23, 2012 at 11:30 AM and at any adjournment or postponement thereof, and, in their discretion, on all other matters that may properly come before such meeting, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR IN ITEM 1. IF THIS PROXY IS EXECUTED BUT NO INSTRUCTIONS ARE GIVEN AS TO ANY ITEMS SET FORTH HEREIN, THE PROXY WILL BE VOTED “FOR” EACH OF THE NOMINEES FOR DIRECTOR IN ITEM 1. YOUR VOTE IS VERY IMPORTANT – PLEASE VOTE TODAY

Address Changes/Comments: _____________________________________________________________________________

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(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side